FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 26, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2010 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2010

Item 1

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2010 RESULTS

------------------------

Cellcom Israel presents an increase in revenues, operating income, EBITDA,
EBITDA margin and net income

EBITDA1 up by 7.1%; EBITDA margin 40.3%
Net income up by 17.7%
Cellcom Israel declares a second quarter dividend of NIS 3.13 per share
(totals approx. NIS 310 million)

Second Quarter 2010 Highlights (compared to the second quarter 2009):

▪	Total Revenues from services increased 5.5% to NIS 1,498 million ($387 million)

▪	Revenues from content and value added services (including SMS) increased 28.7%, reaching 18% of services revenues

▪	Total Revenues (including revenues from end-user equipment) increased 5.2% to NIS 1,691 million ($436 million)

▪	EBITDA increased 7.1% to NIS 682 million ($176 million); EBITDA margin 40.3%, up from 39.6%

▪	Operating income increased 12.4% to NIS 499 million ($129 million)

▪	Net income increased 17.7% to NIS 326 million ($84 million)

▪	Subscriber base increased approx. 28,000 during the second quarter 2010, all post-paid subscribers; reaching approx. 3.341 million at the end of June 2010

▪	3G subscribers reached approx. 1.076 million at the end of June 2010, net addition of approx. 39,000 in the second quarter 2010

▪	The Company Declared second quarter dividend of NIS 3.13 per share

Netanya, Israel – August 26, 2010 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter of 2010. Revenues for the second quarter 2010 totaled NIS 1,691 million ($436 million); EBITDA for the second quarter 2010 totaled NIS 682 million ($176 million), or 40.3% of total revenues; and net income for the second quarter 2010 totaled NIS 326 million ($84 million). Basic earnings per share for the second quarter 2010 totaled NIS 3.30 ($0.85).

1 Please see "Use of Non-GAAP financial measures" section at the end of this press release.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "In the second quarter of 2010, Cellcom Israel continued to present strong performance with solid growth in revenues, EBITDA, EBITDA margin, operating income, net income and subscriber base.

Furthermore, airtime minutes grew 5.6%, year over year, in the second quarter compared with a 3.4% growth in the second quarter of 2009.  Service revenues grew 5.5%, year over year, this quarter compared with a 0.7% growth in the second quarter of 2009.  In the second quarter 2010, we continued to expand our 3G subscriber base, reaching 1.076 million at the end of June 2010, representing 32.2% of our total subscriber base.

These positive results are a testament to our strategy of focusing on cellular communications while being committed to delivering quality customer service. Despite continued competition and many challenges in our industry, we have maintained our position as market leader.  We will continue to work according to our strategy so that we can maximize our performance.  So far, we have succeeded in generating growth and entering into areas, such as landline services to the business segment, which led to higher revenues and increased profitability. Indeed, we are happy to announce that we have won the Accountant General's tender for landline services. This, along with the Israeli Defense Force tender won a year ago, reflect the momentum in our landline services, regarding our technological capability, level of service and customer satisfaction. We will also continue to leverage our core business through new synergetic growth opportunities, while prudently managing expenses. Furthermore, we are preparing ourselves to enter the financial services market, on which we have recently reported. It is only the beginning of this initiative, but with our leading partners, Citi Group and Isracard Group, we believe that together we will take advantage of the additional untapped opportunities of the cellular device. Finally, the completion of the acqusition of Dynamica's assets and operation and its successful integration, indicates that it was a right move, which has already contributed to Cellcom Israel's results.

We are awaiting the results of the Ministry of Communications’ (MoC) hearing regarding the decrease of the interconnect tariff to cellular operators2, for which we filed our formal objection.  Depending on the outcome, we may continue our case against these proposed changes. Concurrently, we are continuing to develop measures to mitigate, as much as possible, the expected adverse impact of these proposed changes."

Yaacov Heen, Chief Financial Officer, commented: "This has been a very strong quarter for Cellcom Israel.  We have presented year over year growth in all key areas, including a 5.2% increase in total revenues, a 28.7% increase in content and value added services revenues, a 12.4% increase in operating income, and a 7.1% increase in EBITDA with an EBITDA margin of 40.3%. Net income for the second quarter increased 17.7% compared to the second quarter of 2009. The consolidation of Dynamica, our new subsidiary, contributed NIS 8 million to our service revenues and NIS 3 million to our

2	See "Other developments during the second quarter of 2010 and subsequent to the end of the reporting period", under "Regulation – Tariff Supervision", below, for additional details.

EBITDA.  Particularly encouraging was the growth in ARPU we presented in the second quarter this year, which was attributed to increased subscribership of post-paid customers relative to pre-paid, as well as to our acquisition of Dynamica.  In the second quarter 2010, we also continued to present a strong free cash flow3, totaling NIS 323 million (excluding the acquisition of the assets and operation of Dynamica, our free cash flow reached NIS 431 million). This strong cash flow enables us to distribute a dividend of approximately NIS 310 million, representing approximately 95% of net income for the second quarter, to our shareholders.”

Main Financial and Performance Indicators:

	Q2/2010	Q2/2009	% Change	Q2/2010	Q2/2009
	million NIS			million US$ (convenience translation)
Total Services revenues (including revenues from content and value added services)	1,498	1,420	5.5%	386.6	366.5
Revenues from content and value added services	269	209	28.7%	69.4	53.9
Handset and accessories revenues	193	188	2.7%	49.8	48.5
Total revenues	1,691	1,608	5.2%	436.4	415.0
Operating Income	499	444	12.4%	128.8	114.6
Net Income	326	277	17.7%	84.1	71.5
Free cash flow4	323	400	(19.3%)	83.4	103.2
EBITDA	682	637	7.1%	176.0	164.4
EBITDA, as percent of Revenues	40.3%	39.6%	1.8%
Subscribers end of period (in thousands)	3,341	3,228	3.5%
Monthly ARPU	146.6	143.7	2.0%	37.8	37.1
Average Monthly MOU	338	330	2.4%

Financial Review

Revenues for the second quarter of 2010 totaled NIS 1,691 million ($436 million), a 5.2% increase compared to NIS 1,608 million ($415 million) in the second quarter last year. The increase in revenues resulted mainly from a 5.5% increase in revenues from services, reaching NIS 1,498 million ($387 million) in the second quarter of 2010, up from NIS 1,420 million ($366 million) in the second quarter last year. The higher service revenues resulted mainly from an increase of approximately 29% in content and value added services (including SMS) revenues in the second quarter 2010, compared to the second quarter last year. Revenues from content and value added services reached NIS 269 million ($69 million), or 18% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues.

3 Please see "Use of Non-GAAP financial measures" section at the end of this press release.
4 Please see "Use of Non-GAAP financial measures" section at the end of this press release. Free cash flow for the second quarter 2010 includes the payment of NIS 108 million ($28 million) for the acquisition of the assets and operation of Dynamica, one of our major dealers, previously reported. Excluding such payment, our free cash flow totaled NIS 431 million ($111 million), a 7.8% increase.

Cost of revenues for the second quarter of 2010 totaled NIS 838 million ($216 million), a 2.3% increase from NIS 819 million ($211 million) in the second quarter last year. This increase primarily resulted from a quantitative increase in the number of outgoing calls completed in other operators' networks resulted in an increase in total interconnect fees paid to other operators, and an increase in the cost of content and value added services due to increased usage. These increases were partially offset by a decrease in handsets repair costs due to implemented efficiency measures, as well as a decrease in royalties to the Ministry of Communications resulting from a decline in the royalties' rate.

Gross profit for the second quarter of 2010 increased 8.1% reaching NIS 853 million ($220 million), compared to NIS 789 million ($204 million) in the second quarter of 2009. Gross profit margin for the second quarter 2010 increased to 50.4% from 49.1% in the second quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2010 totaled NIS 353 million ($91 million), compared to NIS 343 million ($89 million) in the second quarter last year. The increase in SG&A Expenses resulted mainly from an increase in the Company's sales and customer service force, due to, among others, the acquisition of Dynamica, which led to an increase in payroll expenses.

Operating income for the second quarter 2010 increased 12.4%, reaching NIS 499 million ($129 million), compared to NIS 444 million ($115 million) in the second quarter last year.

EBITDA for the second quarter 2010 increased 7.1%, reaching NIS 682 million ($176 million), compared to NIS 637 million ($164 million) in the second quarter of 2009. EBITDA as a percent of total revenues, reached 40.3% compared to 39.6% in the second quarter last year.

Financing expenses, net for the second quarter 2010 totaled NIS 61 million ($16 million), compared to NIS 67 million ($17 million) in the second quarter last year, a 9% decrease. The decrease resulted from three main elements: (1) a gain from currency hedging transactions due to a depreciation of 4.4% of the NIS against the US dollar in the second quarter of 2010, compared to a loss from currency hedging transactions in the second quarter last year due to an appreciation of 6.4% of the NIS against the US dollar in the second quarter last year; (2) lower Israeli Consumer Price Index, or CPI, linkage expenses, associated with the Company's debentures, in the second quarter 2010 compared to the second quarter 2009, resulting mainly from a lower inflation of 1.3% in the second quarter this year, compared to 1.9% in the second quarter last year; and (3) a gain on the Company's current investment in tradable debentures. These three impacts were partially offset by a decreased income from the CPI hedging transactions in the second quarter 2010 compared to the second quarter last year, due to the lower inflation in the second quarter of 2010 compared to the second quarter last year, as well as from lower income from foreign currency differences relating to trade payables balances in the second quarter 2010, compared to the second quarter last year, following the changes in the NIS/US dollar exchange rate.

Net Income for the second quarter 2010 increased 17.7% and totaled NIS 326 million ($84 million), compared to NIS 277 million ($71 million) in the second quarter last year.  Basic earnings per share for the second quarter 2010 totaled NIS 3.30 ($0.85), compared to NIS 2.82 ($0.73) in the second quarter 2009.

Operating Review

New Subscribers – at the end of June 2010 the Company had approximately 3.341 million subscribers. During the second quarter of 2010 the Company added approximately 28,000 net new subscribers, all of them post-paid subscribers.

In the second quarter of 2010, the Company added approximately 39,000 net 3G subscribers to its 3G subscriber base, reaching approximately 1.076 million 3G subscribers at the end of June 2010, representing 32.2% of the Company’s total subscriber base, an increase from the 27.2% 3G subscribers represented of total subscribers at the end of June 2009.

The Churn Rate in the second quarter 2010 was 4.9%, compared to 4.6% in the second quarter last year. The churn for both quarters was primarily impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the second quarter 2010 totaled 338 minutes, compared to 330 minutes in the second quarter 2009, an increase of 2.4%.

The monthly Average Revenue per User (ARPU) for the second quarter 2010 totaled NIS 146.6 ($37.8), compared to NIS 143.7 ($37.1) in the second quarter last year, an increase of 2%. This increase resulted mainly from the improvement of our subscriber base, reflected by increased subscribership of post-paid subscribers relative to pre-paid subscribers, as well as from the consolidation of Dynamica's revenues.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2010 totaled NIS 323 million ($83 million), compared to NIS 400 million ($103 million) generated in the second quarter of 2009. The decrease in free cash flow resulted from payment of NIS 108 million ($28 million) for the acquisition of the assets and operation of Dynamica, one of our major dealers. Excluding this payment, our free cash flow totaled NIS 431 million ($111 million), a 7.8% increase.

Shareholders' Equity

Shareholders' Equity as of June 30, 2010 amounted to NIS 411 million ($106 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the second quarter 2010, the Company invested NIS 255 million ($66 million) in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 170 million ($44 million) in the second quarter 2009. The investment in the second quarter of 2010 includes the payment of NIS 108 million ($28 million) pursuant to the acquisition of assets and operation of Dynamica.

Dividend

On August 26, 2010, the Company's board of directors declared a cash dividend in the amount of NIS 3.13 per share, and in the aggregate amount of approximately NIS 310 million (the equivalent of approximately $0.82 per share and approximately $81 million in the aggregate, based on the representative rate of exchange on August 24, 2010; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on October 5, 2010), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on September 20, 2010. The payment date will be October 7, 2010. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the second quarter of 2010 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2009 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the second quarter of 2010 and subsequent to the end of the reporting period

Regulation

Tariff Supervision

Following the previously reported Israeli Ministry of Communications' announcement that it is considering reducing interconnect tariffs payable to cellular operators, in June 2010, the Company filed its formal objection to the proposed reduction.  As previously reported, the Company cannot assess at this stage the ultimate outcome of the hearing.  If the changes as currently proposed are adopted, they are expected to have a material adverse effect on the Company's results. Such adverse effects include both the direct effect of the proposed reduction (the estimated scope of which was previously reported by the Company) and anticipated loss of outgoing cellular calls (which may occur due to an arbitrage gap created under the proposed tariff in favor of landline alternatives, including through the usage of landline based "callback" services), as well as other effects of the proposed reduction in interconnect tariffs, such as facilitating the entry of MVNOs and new operators to the market.  The Company intends to take measures to mitigate as much as possible the expected adverse effects of such proposed changes but can provide no assurance that these will be successful.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations"  as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations –Tariff Supervision” and the Company's immediate report regarding the Company's results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Regulation – Tariff Supervision".

For additional regulatory changes expected to have additional material adverse effect on the Company's results, see "Other Regulatory developments" below.

Forward Looking Statement -The information above contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  These forward-looking statements, relating to the reduction of interconnect tariffs and its impact on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid hearing, the actual effects of the reduction (including customer reaction and substitution of other products) and the Company's ability to mitigate the expected lost revenues.  Any change to the tariff proposed, the actual effect of the reduction, as well as the Company's ability to mitigate the expected lost revenues, could lead to materially different outcome than that set forth above.

Other regulatory developments

In July 2010, the Israeli Government approved the Israeli Economic Policy for the years 2011- 2012, which includes various proposed changes to the regulatory conditions under which the Company operates. These proposed changes include:

(1) Compulsory national roaming services  Existing operators (other than Mirs Communications Ltd., or Mirs, an existing niche operator) would be required to provide new operators and Mirs (together: New Operator), with national roaming services, or the Service, for a period of 7 - 10 years (subject to certain conditions). If the New Operator and the hosting operator have not reached an agreement, as to the terms of the Service (including the consideration), for any reason, until the Service is to commence (after certain criteria is met) the Service will be provided for the then prevailing interconnect tariff and subsequently (but no later than February 1, 2012) shall be determined by the Minister of Communications with the consent of the Minster of Treasury and applied retroactively. Implementation of this change and/or mandatory unfavorable terms and consideration for the Service (such as equal or based on the interconnect tariff), may result in material adverse effect on our results of operations and reduction in the Company's market share.

(2) Increased royalties Royalties payable to the MOC in relation to revenues generated from telecommunication services provided under a general license for the provision of cellular services will be increased for a period of 3 years, from 1% in 2010, to 2% in 2011 and 2.5% in 2012 and 2013. This change will not apply to MVNOs.

Additional proposed changes includes: (3) Prohibition on any limitation (including by differential pricing) on the usage of any services and applications on a cellular internet, the capabilities of a cellular handset and the possibility to use a cellular handset in any similar cellular network; (4) Reduction of early termination fees in pricing plans which include a commitment to a predefined period, to a certain amount to be calculated out of the subscriber's average monthly bill and  prohibition on demanding full payment of the handset's remaining installments pursuant to early termination; all of which, if adopted, are expected to limit the Company's freedom to conduct its business and may have an adverse effect of the Company's results of operation.

Proposed changes (1),(3) and (4) above require additional legislative process by the Israeli Parliament, as they entail amendments to the current Communication Law or other legislation; Proposed change (2) above requires an amendment of the applicable regulations by the Minister of Communications and the Minister of Treasury and the approval of the Israeli Parliament's economic committee. Other proposed changes, such as to provide VOBoC licenses by January 1, 2011, including to MVNOs and require cellular operators to offer data only services, are subject to further examination.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business", as well as under "Item 4. Information on the Company – B. Business Overview – Competition", "Government Regulations –Tariff Supervision”  and "Royalties".

Forward Looking Statement - The information above contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  These forward-looking statements, relating to the implementation of the Government resolutions and their influence on the Company's results of operations, are subject to uncertainties and assumptions regarding the adoption of such resolutions by the Israeli parliament, relevant committee or the relevant ministries and the final form of such changes will be adopted, if adopted.

MVNO Following the previously reported enactment of the regulations in January 2010 necessary for the provision of MVNO license, several companies have applied for an MVNO license and, to date, the Ministry of Communications has granted MVNO licenses to three Israeli companies: Telecom 365 Ltd. (wholly owned by a leading Israeli retail chain), Free Telecom Ltd. (also in possession of a VoBoC trail license) and Ituran Cellular Communications Ltd. (from Ituran group, the leading company in Israel for tracking and protection services for vehicles). Mandatory unfavorable terms and consideration for the hosting MVNOs on the Company's network (such as equal to or based on the interconnect tariff), may result in additional material adverse effect on the Company's results of operations.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business", as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations – Mobile Virtual Network Operator".

Cell sites – National Zoning Plan 36 - Following the previously reported revision process of the National Zoning Plan 36, or the Plan, in June 2010, the National Council for Planning and Building decided to approve the proposed changes to the Plan and to submit it for the approval of the Israeli Government.

For additional details see the Company's most recent annual report for the year ended December 31,2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction –National Zoning Plan 36”.

Services and Products - Entry To Financial Services  Market

In July 2010, the Company announced its entry to the financial services market including through an innovative "mobile wallet". The first step includes a cooperation agreement with Citibank group, or Citi, that will enable the remittance of funds out of Israel by customers of all cellular operators in Israel, through Citi's platform and worldwide distribution channels. Additional added value services will be provided to the Company's mobile wallet customers through a collaboration between the Company and Isracard group, a leading Israeli credit card company.

Mr. Amos Shapira, the Company's CEO, commented on the new remittance service: "The mobile phone is the world's most common computerized retail point of sale. It is this added value that Citi and the Company intend to bring to the financial services market."  Mr. Shapira further noted that the Company's entry to the financial services market is consistent with the Company's business strategy to create growth opportunities and provide added value to its customers while leveraging the mobility advantage and the Company's core business and competencies through new synergies. "Leveraging Citi's international banking and financial capabilities, expertise and infrastructure and the mobility advantage provided by the Company, together with its familiarity with the Israeli consumer and close relationship with its customers, the remittance services are expected to have a non significant effect on the Company's expenses" added Mr. Shapira.

The mobile wallet is expected to be launched by the end of 2010.

The Company also intends to launch an internet based payment service and is reviewing the launch of additional financial services, such as bill payments and product purchasing through the mobile phone.

Forward Looking Statement - The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  These forward-looking statements, relating to the launch of financial services and the impact of the money remittance services on the Company's expenses, are subject to uncertainties and assumptions regarding market conditions, Citi's performance and the regulatory environment.  Any change in such factors, could lead to materially different outcome than that set forth above.

Conference Call Details

The Company will be hosting a conference call on Thursday, August 26, 2010 at 9:30 am ET, 6:30 am PT, 14:30 UK time, 16:30 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610
at: 09:30 am ET; 06:30 am PT; 14:30 UK Time; 16:30 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.341 million subscribers (as at June 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2009.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.875 = US$ 1 as published by the Bank of Israel on June 30, 2010.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in marketable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Financial position

		Convenience
		translation
		into US dollar
	June 30,	June 30,	June 30,	December 31,
	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	585	151	1,223	903
Current investments, including derivatives	414	107	87	272
Trade receivables	1,588	410	1,537	1,579
Other receivables	59	15	114	63
Inventory	123	31	115	149

Total current assets	2,769	714	3,076	2,966

Trade and other receivables	573	148	620	606
Property, plant and equipment, net	2,048	529	2,089	2,096
Intangible assets, net	788	203	716	711

Total non-current assets	3,409	880	3,425	3,413

Total assets	6,178	1,594	6,501	6,379

Liabilities
Debentures current maturities	343	88	333	350
Trade payables and accrued expenses	694	179	759	806
Current tax liabilities	135	35	128	67
Provisions	97	25	57	84
Other current liabilities, including derivatives	372	96	381	405

Total current liabilities	1,641	423	1,658	1,712

Debentures	4,026	1,039	4,266	4,185
Provisions	18	5	17	16
Other long-term liabilities	1	-	-	1
Deferred taxes	81	21	148	91

Total non-current liabilities	4,126	1,065	4,431	4,293

Total liabilities	5,767	1,488	6,089	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(9)	(2)	(11)	(23)
Retained earnings	419	108	422	396

Total shareholders’ equity	411	106	412	374

Total liabilities and shareholders’ equity	6,178	1,594	6,501	6,379

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,271	844	3,169	1,691	436	1,608	6,483
Cost of revenues	1,639	423	1,630	838	216	819	3,333

Gross profit	1,632	421	1,539	853	220	789	3,150

Selling and marketing expenses	361	93	335	198	51	178	716
General and administrative expenses	314	81	319	155	40	165	660
Other expenses, net	1	-	4	1	-	2	6

Operating income	956	247	881	499	129	444	1,768

Financing income	47	12	112	47	12	52	151
Financing expenses	(144)	(37)	(151)	(108)	(28)	(119)	(370)
Financing income (expenses), net	(97)	(25)	(39)	(61)	(16)	(67)	(219)

Income before income tax	859	222	842	438	113	377	1,549
Income tax	219	57	220	112	29	100	367

Net income	640	165	622	326	84	277	1,182

Earnings per share
Basic earnings per share in NIS	6.47	1.67	6.32	3.30	0.85	2.82	12.01

Diluted earnings per share in NIS	6.43	1.66	6.27	3.28	0.85	2.79	11.90

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	640	165	622	326	84	277	1,182

Adjustments for:
Depreciation and Amortization	363	94	379	182	47	191	755
Share based payments	-	-	-	-	-	-	1
Loss (gain) on sale of assets	1	-	4	1	-	2	6
Income tax expense	219	57	220	112	29	100	367
Financial (income) expenses, net	97	25	39	61	16	67	219

Changes in operating assets and liabilities:
Changes in inventories	(5)	(1)	(28)	-	-	(3)	(105)
Changes in trade receivables (including long- term amounts)	63	16	(51)	(13)	(3)	(12)	(69)
Changes in other receivables (including long- term amounts)	(13)	(3)	(88)	12	3	(63)	2
Changes in trade payables and accrued expenses	(36)	(10)	124	(2)	(1)	58	152
Changes in other liabilities (including long-term amounts)	(13)	(3)	(9)	(19)	(5)	(18)	(4)
Proceeds (Payments) for derivative hedging contracts, net	(12)	(3)	17	(7)	(2)	12	21
Income tax paid	(171)	(44)	(189)	(71)	(18)	(99)	(447)
Net cash from operating activities	1,133	293	1,040	582	150	512	2,080

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(212)	(55)	(196)	(107)	(27)	(84)	(404)
Acquisition of intangible assets	(100)	(26)	(89)	(42)	(11)	(42)	(173)
Acquisition of operation, net of cash acquired*	(108)	(28)	-	(108)	(28)	-	-
Change in current investments, net	(138)	(35)	-	-	-	-	(212)
Proceeds (payments) for other derivative contracts, net**	(8)	(2)	34	(3)	(1)	10	8
Proceeds from sales of property, plant and equipment	1	-	-	-	-	-	2
Interest received	4	1	4	1	-	4	5
Net cash used in investing activities	(561)	(145)	(247)	(259)	(67)	(112)	(774)

Cash flows from financing activities
Proceeds from derivative contracts, net	17	4	4	4	1	-	33
Proceeds (Payments) for short term borrowings	(8)	(2)	-	(5)	(1)	-	8
Repayment of debentures	(171)	(44)	(164)	-	-	-	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	989	-	-	989	989
Dividend paid	(611)	(158)	(596)	(355)	(92)	(326)	(1,186)
Interest paid	(117)	(30)	(78)	-	-	8	(190)
Net cash used in financing activities	(890)	(230)	155	(356)	(92)	671	(678)

Changes in cash and cash equivalents	(318)	(82)	948	(33)	(9)	1,071	628
Balance of cash and cash equivalents at beginning of the period	903	233	275	618	160	152	275
Balance of cash and cash equivalents at end of the period	585	151	1,223	585	151	1,223	903

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2010 NIS millions (Unaudited)	Convenience translation into US dollar 2010 US$ millions (Unaudited)	2009 NIS millions (Unaudited)	2009 NIS millions (Audited)

Net income	326	84	277	1,182
Income taxes	112	29	100	367
Financing income	(47)	(12)	(52)	(151)
Financing expenses	108	28	119	370
Other expenses	1	-	2	6
Depreciation and amortization	182	47	191	755
EBITDA	682	176	637	2,529

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2010 NIS millions (Unaudited)	Convenience translation into US dollar 2010 US$ millions (Unaudited)	2009 NIS millions (Unaudited)	2009 NIS millions (Audited)

Cash flows from operating activities	582	150	510	2,080
Cash flows from investing activities	(259)	(67)	(110)	(774)
short-term Investment in tradable debentures	-	-	-	212
Free Cash Flow	323	83	400	1,518

Item 2
Cellcom Israel Ltd. and Subsidiaries Financial Statements As at June 30, 2010 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2010

Contents

Page

Condensed Consolidated Interim Statements of Financial position	3

Condensed Consolidated Interim Statements of Income	4

Condensed Consolidated Interim Statements of Comprehensive Income	5

Condensed Consolidated Interim Statements of Changes in shareholders’ equity	6

Condensed Consolidated Interim Statements of Cash Flows	8

Condensed notes to the Interim Consolidated Financial Statements	10

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

		Convenience translation into US dollar (Note 2D)
	June 30, 2010	June 30, 2010	June 30, 2009	December 31, 2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	585	151	1,223	903
Current investments, including derivatives	414	107	87	272
Trade receivables	1,588	410	1,537	1,579
Other receivables	59	15	114	63
Inventory	123	31	115	149

Total current assets	2,769	714	3,076	2,966

Trade and other receivables	573	148	620	606
Property, plant and equipment, net	2,048	529	2,089	2,096
Intangible assets, net	788	203	716	711

Total non-current assets	3,409	880	3,425	3,413

Total assets	6,178	1,594	6,501	6,379

Liabilities
Debentures current maturities	343	88	333	350
Trade payables and accrued expenses	694	179	759	806
Current tax liabilities	135	35	128	67
Provisions	97	25	57	84
Other current liabilities, including derivatives	372	96	381	405

Total current liabilities	1,641	423	1,658	1,712

Debentures	4,026	1,039	4,266	4,185
Provisions	18	5	17	16
Other long-term liabilities	1	-	-	1
Deferred taxes	81	21	148	91

Total non-current liabilities	4,126	1,065	4,431	4,293

Total liabilities	5,767	1,488	6,089	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(9)	(2)	(11)	(23)
Retained earnings	419	108	422	396

Total shareholders’ equity	411	106	412	374

Total liabilities and shareholders’ equity	6,178	1,594	6,501	6,379

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,271	844	3,169	1,691	436	1,608	6,483
Cost of revenues	1,639	423	1,630	838	216	819	3,333

Gross profit	1,632	421	1,539	853	220	789	3,150

Selling and marketing expenses	361	93	335	198	51	178	716
General and administrative expenses	314	81	319	155	40	165	660
Other expenses, net	1	-	4	1	-	2	6

Operating income	956	247	881	499	129	444	1,768

Financing income	47	12	112	47	12	52	151
Financing expenses	(144)	(37)	(151)	(108)	(28)	(119)	(370)
Financing income (expenses), net	(97)	(25)	(39)	(61)	(16)	(67)	(219)

Income before income tax	859	222	842	438	113	377	1,549
Income tax	219	57	220	112	29	100	367

Net income	640	165	622	326	84	277	1,182

Earnings per share
Basic earnings per share in NIS	6.47	1.67	6.32	3.30	0.85	2.82	12.01

Diluted earnings per share in NIS	6.43	1.66	6.27	3.28	0.85	2.79	11.90

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	12	3	(8)	9	2	(7)	(14)
Changes in fair value of cash flow hedges	5	2	6	8	2	(14)	(2)
Income tax on other comprehensive income	(3)	(1)	2	(2)	-	2	4

Other comprehensive income, net of income tax	14	4	0	15	4	(19)	(12)

Net income for the period	640	165	622	326	84	277	1,182

Total comprehensive income for the period	654	169	622	341	88	258	1,170

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the Six-month period ended June 30, 2010 (Unaudited)
Balance as of January 1, 2010 (Audited)	1	(23)	396	374	96
Comprehensive income for the period	-	14	640	654	169
Cash dividend paid	-	-	(617)	(617)	(159)
Balance as of June 30, 2010 (Unaudited)	1	(9)	419	411	106

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Six-month period ended June 30, 2009 (Unaudited)
Balance as of January 1, 2009 (Audited)	1	(11)	400	390
Comprehensive income for the period	-	-	622	622
Cash dividend paid	-	-	(600)	(600)
Balance as of June 30, 2009 (Unaudited)	1	(11)	422	412

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Three-month period ended June 30, 2010 (Unaudited)
Balance as of April 1, 2010 (Audited)	1	(24)	453	430
Comprehensive income for the period	-	15	326	341
Cash dividend paid	-	-	(360)	(360)
Balance as of June 30, 2010 (Unaudited)	1	(9)	419	411

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Three-month period ended June 30, 2009 (Unaudited)
Balance as of April 1, 2009 (Audited)	1	8	475	484
Comprehensive income for the period	-	(19)	277	258
Cash dividend paid	-	-	(330)	(330)
Balance as of June 30, 2009 (Unaudited)	1	(11)	422	412

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2009 (Audited)
Balance as of January 1, 2009 (Audited)	1	(11)	400	390
Comprehensive income for the period	-	(12)	1,182	1,170
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,187)	(1,187)
Balance as of December 31, 2009 (Audited)	1	(23)	396	374

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	640	165	622	326	84	277	1,182

Adjustments for:
Depreciation and Amortization	363	94	379	182	47	191	755
Share based payments	-	-	-	-	-	-	1
Loss (gain) on sale of assets	1	-	4	1	-	2	6
Income tax expense	219	57	220	112	29	100	367
Financial (income) expenses, net	97	25	39	61	16	67	219

Changes in operating assets and liabilities:
Changes in inventories	(5)	(1)	(28)	-	-	(3)	(105)
Changes in trade receivables (including long-term amounts)	63	16	(51)	(13)	(3)	(12)	(69)
Changes in other receivables (including long-term amounts)	(13)	(3)	(88)	12	3	(63)	2
Changes in trade payables, accrued expenses and provisions	(36)	(10)	124	(2)	(1)	58	152
Changes in other liabilities	(13)	(3)	(9)	(19)	(5)	(18)	(4)
Proceeds (Payments) for derivative hedging contracts, net	(12)	(3)	17	(7)	(2)	12	21
Income tax paid	(171)	(44)	(189)	(71)	(18)	(99)	(447)
Net cash from operating activities	1,133	293	1,040	582	150	512	2,080

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Six - month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(212)	(55)	(196)	(107)	(27)	(84)	(404)
Acquisition of intangible assets	(100)	(26)	(89)	(42)	(11)	(42)	(173)
Acquisition of operation, net of cash acquired*	(108)	(28)	-	(108)	(28)	-	-
Change in current investments, net	(138)	(35)	-	-	-	-	(212)
Proceeds (payments) for other derivative contracts, net**	(8)	(2)	34	(3)	(1)	10	8
Proceeds from sales of property, plant and equipment	1	-	-	-	-	-	2
Interest received	4	1	4	1	-	4	5
Net cash used in investing activities	(561)	(145)	(247)	(259)	(67)	(112)	(774)

Cash flows from financing activities
Proceeds from derivative contracts, net	17	4	4	4	1	-	33
Proceeds (Payments) for short term borrowings	(8)	(2)	-	(5)	(1)	-	8
Repayment of debentures	(171)	(44)	(164)	-	-	-	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	989	-	-	989	989
Dividend paid	(611)	(158)	(596)	(355)	(92)	(326)	(1,186)
Interest paid	(117)	(30)	(78)	-	-	8	(190)
Net cash used in financing activities	(890)	(230)	155	(356)	(92)	671	(678)

Changes in cash and cash equivalents	(318)	(82)	948	(33)	(9)	1,071	628
Balance of cash and cash equivalents at beginning of the period	903	233	275	618	160	152	275
Balance of cash and cash equivalents at end of the period	585	151	1,223	585	151	1,223	903

(*)  Business Combination – see note 4.
(**) Reclassified – see note 2G.

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 – General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the three months and six months ended June 30, 2010 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of the IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2009.

These condensed consolidated financial statements were approved by the Board of Directors on August 15, 2010.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of June 30, 2010, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2010 (NIS 3.875 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont’d)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)

As of June 30, 2010	3.875	207.6
As of June 30, 2009	3.919	202.7
As of December 31, 2009	3.775	206.2

Increase (decrease) during the period:

Six months ended June 30, 2010	2.6%	0.7%
Six months ended June 30, 2009	3.1%	2.2%
Three months ended June 30, 2010	4.4%	1.6%
Three months ended June 30, 2009	(6.4%)	2.3%
Year ended December 31, 2009	(0.7%)	3.9%

G.
The company reclassified proceeds (payments) for other derivative contracts, net from cash flows from operating activities to cash flows from investing activities in the consolidated statements of cash flows for all periods presented.

Note 3 – Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations

1.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 – Significant Accounting Policies (cont’d)

piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards are applied prospectively to business combinations starting, January 1, 2010.

2.
Amendment to IAS 17, Leases – Classification of leases of land and buildings (hereinafter – the Amendment) – In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life. The Amendment is applied retrospectively starting, January 1, 2010. The amendment has no material impact on the Company's financial statements.

3.
As from January 1, 2010 the Company early adopted the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of other comprehensive income as part of the notes to the annual financial statements.

Note 4 – Business combination

In April 2010, the Company concluded the purchase of one of its dealers' operation for NIS 108 million paid in cash. The acquisition had the following effect on the Company’s assets and liabilities on acquisition date:

	Pre-acquisition	Recognized values
	Carrying amounts	on acquisition
	NIS millions	NIS millions
Fixed assets	6	6
Intangible assets	-	25
Net identifiable assets and liabilities	6	31

Goodwill on acquisition		77
Cost of business combination		108

Consideration paid in cash		108
Cash acquired		-
Net cash outflow		108

The intangible assets identified in the business combination are amortized over a period of 5 – 6 years. This acquisition did not have a significant effect on the Company’s results of operation during the period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 – Shareholders' Equity

Dividends declared during the reported period are as follows:

	Six-month period ended		Three-month period ended
	June 30, 2010		June 30, 2010
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2D)		(Note 2D)
	NIS millions	US$ millions	NIS millions	US$ millions

2.60 NIS per share	257	66	-	-
3.36 NIS per share	360	93	360	93
	617	159	360	93

On March 31, 2010, the Company paid a cash dividend in the amount of NIS 2.60 per share, totaling approximately NIS 257 million.

On June 9, 2010, the Company paid a cash dividend in the amount of NIS 3.64 per share, totaling approximately NIS 360 million.

On August 26, 2010, subsequent to the end of the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 3.13 per share, totaling approximately NIS 310 million, to be paid on October 7, 2010, to the shareholders of the Company of record at the end of the trading day in the NYSE on September 20, 2010.

Note 6 – Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. Described hereunder new lawsuits filed during the period or updates of lawsuits presented in 2009 annual financial statements:

1.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In January 2010, the District Court accepted the Company's defense of limitations for the period prior to March 1999. The Company cannot quantify which portion of the claim was dismissed following that decision. In April 2010, the plaintiff appealed the decision to the Supreme Court.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 – Contingent Liabilities (cont'd)

2.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. In May 2010, the Supreme Court dismissed the appeal following its withdrawal by the appellants at the recommendation of the Supreme Court. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs to be NIS 1.6 billion.

3.
In February 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with amounts the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. In April 2010, the court approved the settlement submitted by the parties, by which the lawsuit is approved as a class action and the Company returns a certain insignificant amount to its subscribers for the dismissal of the lawsuit. The amount originally claimed was estimated by the plaintiffs to be approximately NIS 43 million.

4.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the request to try the lawsuit as a class action was approved in relation to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. The Company appealed the decision. In May 2010, the Israeli Supreme Court did not accept its appeal on a decision to approve the motion to certify the lawsuit as class action, for reasons not related to the merits of the matter, and the lawsuit will continue to be tried in the District Court as class action in relation to such allegation. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

5.
In May 2008, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempts made by the subscribers, while abroad. In June 2010, the motion for certification as class action and the lawsuit were dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from all three defendants was estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company.

6.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. In April 2010, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be approximately NIS 179 million.

7.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 – Contingent Liabilities (cont'd)

unlawfully sent its subscribers commercial messages. In April 2010, the purported class action was dismissed without prejudice, following the request of the plaintiff and the Company's agreement to donate a certain insignificant amount to worthy causes. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 800 million.

8.
In August 2009, a purported class action was filed against the Company, another cellular operator and two content providers, in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. In June 2010, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from the defendants was estimated by the plaintiffs to be approximately NIS 347 million, of which approximately NIS 119 million was attributed to the Company.

9.
In November 2009, a purported class action lawsuit was filed against the Company, two other cellular operators and the Minister of Communications, in the District Court of Jerusalem, by four plaintiffs alleging to be subscribers of the two other cellular operators in connection with an allegation that the defendant cellular operators unlawfully discriminated against non orthodox customers by offering them less favorable prices and terms. In February 2010, the motion for certification as a class action was dismissed at a preliminary stage without consideration of the merits. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be approximately NIS 900 million, without specifying the amount attributed to the Company individually.

10.
In March 2010, a purported class action lawsuit was filed against the Company and another cellular operator, in the District Court of Tel-Aviv-Jaffa by two plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants breached their license by failing to purchase insurance against monetary liability which the defendants may suffer due to bodily damages that allegedly may be caused by cellular radiation. The plaintiffs request the court to award compensation in an amount equal to the insurance premiums allegedly payable for insuring such liability (estimated by the plaintiffs to be NIS 300 million per year per defendant) for the past seven years and to order the defendants to purchase such insurance coverage in the future. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 4.2 billion, out of which NIS 2.1 billion is attributed to the Company.

11.
In May 2010, a purported class action lawsuit was filed against the Company and two other defendants in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the defendants unlawfully sent commercial messages to certain recipients. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

12.
In May 2010, a purported class action lawsuit was filed against the Company and three other Israeli cellular operators in the District Court of Central Region, by four plaintiffs alleging to be subscribers of the defendants. The plaintiffs allege that the defendants unlawfully and in violation of their license and agreements with their subscribers fail to construct cell sites in a sufficient quantity, scope and coverage in order to provide cellular services in the requisite

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 – Contingent Liabilities (cont'd)

quality; fail to test, repair and notify the subscribers that non-ionizing radiation level for repaired handsets may exceed the manufacturer's specifications and the maximum level allowed by law; fail to inform and caution the subscribers of the risks related to the manner of carrying the handset and its distance from the subscriber's body; all of which increase the level of non-ionizing radiation and health risks to which the subscribers are exposed. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiffs to be approximately NIS 3.68 billion (the total amount claimed from the four defendants is estimated by the plaintiffs to be approximately NIS 12 billion).

13.
In June 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company unlawfully returned certain amounts to its subscribers at their nominal value without adjustments for interest and consumer price index differences. The total amount claimed from the Company if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 54 million.

14.
In June 2010, a purported class action lawsuit was filed against the Company in the District Court of Haifa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charges its subscribers with debt collection expenses in violation of its license. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 30 million.

15.
In July 2010, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be a subscriber of the Company in connection with the allegation that the Company unlawfully charged its subscribers with value added tax for services provided abroad. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

16.
In July 2010, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company's subscribers' agreements violate certain format requirements under the Israeli Standard Contracts Law. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million.

Note 7 – Regulation and Legislation

In May 2010, the Israeli Ministry of Communications, or MOC, announced that it is considering changes to the Israeli regulations which set interconnect tariffs payable to cellular operators, as follows:
•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0414 per minute from August, 2010; to NIS 0.0354 per minute from January 1, 2011; to 0.0311 per minute from January 1, 2012; to NIS 0.0280 per minute from January 1, 2013; and to NIS 0.0257 as of January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0019 from August, 2010; to NIS 0.0017 from January 1, 2011; to NIS 0.0016 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Regulation and Legislation (cont'd)

•
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the preceding year against the Israeli CPI published in January 2010.

In June 2010, the Company filed its formal objection to the proposed reduction. The Company cannot assess, at this stage, the ultimate outcome of the hearing. If the changes as currently proposed are adopted, they are expected to have a material adverse effect on the Company's results. Such adverse effects include both the direct effect of the proposed reduction (which, absent any effort to mitigate the expected loss of revenues, is expected to have a monthly adverse effect estimated at this stage to amount to approximately NIS 25 million on the Company's net income) and anticipated loss of outgoing cellular calls which may be created under the proposed tariff in favor of landline and other alternatives. Other anticipated effects of the proposed reduction in interconnect tariffs may include facilitation of MVNOs and new operators entry to the market. The Company intends to take measures to mitigate, as much as possible, the expected adverse effects of such proposed changes, but can provide no assurance that these will be successful. Any change to the tariff proposed, the actual effect of the reduction, as well as the Company's ability to mitigate the expected loss of revenues, could lead to a materially different outcome than that set forth above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 26, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel